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                                                              EXHIBIT (d)(1)(ii)

                              AMENDMENT NUMBER ONE
                                     TO THE
                          INVESTMENT ADVISORY AGREEMENT

This Amendment Number One, dated November 1, 2004, to the Investment Advisory Agreement dated May 31, 1997 (the "Agreement") by and between Van Kampen Life Investment Trust (the "Trust"), a Delaware statutory trust, and Van Kampen Asset Management (the "Adviser," successor in interest of Van Kampen Asset Management, Inc.), a Delaware statutory trust, hereby amends the terms and conditions of the Agreement in the manner specified herein.

                               W I T N E S S E T H

WHEREAS, the Board of Trustees of the Fund at a meeting held on September 23, 2004 has approved a change in the compensation payable to the Adviser on behalf of the Money Market Portfolio; and

WHEREAS, the parties desire to amend and restate Section 4 of the Agreement relating to the investment advisory fee.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, as follows:

Section 4 of the Agreement is hereby deleted in its entirety and replaced with the following:

(4) Compensation Payable to the Adviser

  The Trust shall pay to the Adviser, as compensation for the services rendered, facilities furnished and expenses paid by the Adviser, a monthly fee computed at the following annual rate:

..50% on the first $500 million of the Portfolios' average daily net assets; ..45% on the next $500 million of the Portfolios' average daily net assets; and ..40% of any excess over $1 billion.

  For purposes of this calculation, assets of such Portfolios shall be combined in calculating the investment advisory fee. Each Portfolio shall bear its pro rata share of such fee based upon its average daily net assets, and the amount allocated to the Money Market Portfolio is hereby defined as the "Money Market Pro Rata Amount".

    Notwithstanding the forgoing, the amount to be paid by the Money Market Portfolio shall be the lesser of: (1) the Money Market Pro Rata Amount as calculated above or (2) the amount calculated under the following schedule applied to only the average daily net assets of the Money Market Portfolio (the "Money Market Only Amount"):


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
AVERAGE DAILY                  FEE AS A PERCENT PER ANNUM
NET ASSETS                     OF AVERAGE DAILY NET ASSETS
------------------             ---------------------------
First $250 million                       0.450%
Next  $500 million                       0.375%
Next  $500 million                       0.325%
Next  $250 million                       0.300%
Next  $250 million                       0.275%
Next  $500 million                       0.250%
Next  $500 million                       0.225%
Next  $12.25 billion                     0.200%
Next  $ 2.5 billion                      0.199%
Next  $ 7.5 billion                      0.198%
Next  $ 5   billion                      0.197%
Over  $30   billion                      0.196%

  The Adviser agrees to forgo any difference between the Money Market Pro Rata Amount and the Money Market Only Amount. The advisory fee amounts payable by the other Portfolios (excluding the Money Market Portfolio) are not impacted by the Money Market Only Amount and/or any amounts the Adviser foregoes by applying the Money Market Only Amount.

  Average daily net assets shall be determined by taking the average of the net assets for each business day (for each calendar day, in the case of the Money Market Portfolio) during a given calendar month calculated in the manner provided in the Trust's Declaration of Trust. Such fee shall be payable for each calendar month as soon as practicable after the end of that month.

  The fees payable to the Adviser by the Trust pursuant to this Section 4 shall be reduced by any commissions, tender solicitation and other fees, brokerage or similar payments received by the Adviser, or any other direct or indirect majority owned subsidiary of Van Kampen Investments Inc., in connection with the purchase and sale of portfolio investments of the Trust, less any direct expenses incurred by such person, in connection with obtaining such commissions, fees, brokerage or similar payments. The Adviser shall use its best efforts to recapture all available tender offer solicitation fees and exchange offer fees in connection with the Trust's portfolio transactions and shall advise the Trustees of any other commissions, fees, brokerage or similar payments which may be possible for the Adviser or any other direct or indirect majority owned subsidiary of Van Kampen Investments Inc. to receive in connection with Trust's portfolio transactions or other arrangements which may benefit the Trust.

  In the event that the ordinary business expenses of the Trust for any fiscal year should exceed .95% of average daily net assets, the compensation due the Adviser for such fiscal year shall be reduced by the amount of such excess. The Adviser's compensation shall be so reduced by a reduction or a refund thereof, at the time such compensation is payable after the end of each calendar month during such fiscal year of the Trust, and if such amount should exceed such monthly compensation, the Adviser shall pay the Trust an amount sufficient to make up the deficiency, subject to readjustment during the Trust's

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fiscal year. For purposes of this paragraph, all ordinary business expenses of the Trust shall include the investment advisory fee and other operating expenses paid by the Trust except (i) for interest and taxes; (ii) brokerage commissions;
(iii) as a result of litigation in connection with a suit involving a claim for recovery by the Trust; (iv) as a result of litigation involving a defense against a liability asserted against the Trust, provided that, if the Adviser made the decision or took the actions which resulted in such claim, it acted in good faith without negligence or misconduct; and (v) any indemnification paid by the Trust to its officers and trustees and the Adviser in accordance with applicable state and federal laws as a result of such litigation.

  If the Adviser shall serve for less than the whole of any month, the foregoing compensation shall be prorated.


IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.

VAN KAMPEN LIFE INVESTMENT TRUST             VAN KAMPEN ASSET MANAGEMENT


By:  /s/ Ronald E. Robison                   By: /s/ Edward C. Wood, III
    ---------------------------                  ---------------------------
    Ronald E. Robison                            Edward C. Wood, III
    Executive Vice President                     Managing Director
    and Principal Executive Officer